UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 20, 2020

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863



MARKET RELEASE

Sibanye-Stillwater Mineral Resources and Mineral Reserves – Competent Persons Relationships

Johannesburg, 20 February 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBGL) is pleased to provide the following information clarifying the relationships with the Competent Persons, relating to its 31 December 2019 Mineral Resources and Mineral Reserves as released on 18 February 2020.

- For the United States Region operations, the lead Competent Person designated in terms of the SAMREC Code, who takes responsibility for the reporting of the Stillwater and East Boulder Mineral Resources and Mineral Reserves, is Brent LaMoure. Brent is a former permanent employee of Sibanye-Stillwater and is currently a Contract Ore Reserve Manager to the company.

- For the Mineral Resource estimation of the projects in the Americas', the Competent Persons are Stanford Foy (Altar and Rio Grande) and Rodney N Thomas (Marathon). Stan is a former Sibanye-Stillwater employee, a current full-time employee of Aldebaran Resources Inc. and a consultant to Sibanye-Stillwater. Rodney is a full-time employee of; and the designated Competent Person for Generation Mining Limited.

- For the Southern African Platinum operations, the lead Competent Person designated in terms of the SAMREC Code, who takes responsibility for the reporting of the SA Platinum operations Mineral Resources and Mineral Reserves, is Andrew Brown. Andrew is a full-time, permanent employee of Sibanye-Stillwater.

- For the Southern African Gold operations, the lead Competent Person designated in terms of the SAMREC Code, with responsibility for the reporting of the SA Gold Operations Mineral Resources and Mineral Reserves, is Gerhard Janse van Vuuren. Gerhard is a full-time, permanent employee of Sibanye-Stillwater.

- For the DRDGOLD, the company was reliant on external Competent Persons as follows: For the ERGO Mineral Resources the Competent Person designated in terms of SAMREC is Mr M Mudau, the Resource Geology Manager at the RVN Group. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the surface Mineral Reserves, is Professor S Rupprecht, Principal Mining Engineer of the RVN Group. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the Mineral Reserves for the Far West Gold Recoveries operation, is Mr Vaughn Duke of Sound Mining Proprietary Limited.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 20, 2020

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer